UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 8-K
____________________________________

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 18, 2017
 ____________________________________
Washington Federal, Inc.
(Exact name of registrant as specified in its charter)
 ____________________________________

Washington	001-34654	91-1661606
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
425 Pike Street, Seattle, Washington 98101
(Address of principal executive offices)(Zip Code)
Registrant’s telephone number, including area code (206) 624-7930
Not Applicable
(Former name or former address, if changed since last report)
____________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	Results of Operations and Financial Condition

On October 18, 2017, the Company announced by press release its earnings for the quarter and fiscal year ended September 30, 2017. A copy of the press release is attached to this filing as Exhibit 99.1. A copy of the September 30, 2017 Fact Sheet, which presents certain detailed financial information about the Company, is attached as Exhibit 99.2. This information is being furnished under Item 2.02 (Results of Operations and Financial Condition) of Form 8-K.

Item 8.01	Other Events

On October 18, 2017, the Company announced by press release its earnings for the quarter and fiscal year ended September 30, 2017. A copy of the press release is attached to this filing as Exhibit 99.1. A copy of the September 30, 2017 Fact Sheet, which presents certain detailed financial information about the Company, is attached as Exhibit 99.2. The press release and Fact Sheet are filed herewith as Exhibit 99.1 and 99.2 to this Current Report on Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended, and are hereby incorporated by reference into this Item 8.01.

Item 9.01	Financial Statements and Exhibits

(a) Not applicable
(b) Not applicable
(c) Not applicable
(d)
    99.1    Press release dated October 18, 2017
    99.2    Fact Sheet as of September 30, 2017

Important Cautionary Statements
The foregoing information should be read in conjunction with the financial statements, notes and other information contained in the Company’s 2016 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

This press release contains statements about the Company’s future that are not statements of historical fact. These statements are “forward looking statements” for purposes of applicable securities laws, and are based on current information and/or management's good faith belief as to future events. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance. By their nature, forward-looking statements involve inherent risk and uncertainties, which change over time; and actual performance, could differ materially from those anticipated by any forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement.

Additional Information

In connection with the proposed transaction with Anchor Bancorp ("Anchor") pursuant to which Anchor will merge with and into the Company (the "Merger"), the Company has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") which contains a proxy statement/prospectus to be distributed to the shareholders of Anchor in connection with their vote on the Merger. Each party will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision regarding the transaction, shareholders of Anchor are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that is part of the registration statement, as well as any amendments or supplements to these documents, when they become available, because they will contain important information about the Merger. The final proxy statement/prospectus will be mailed to shareholders of Anchor. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.washingtonfederal.com or by writing the Company at 425 Pike Street, Seattle, WA 98101, Attention: Investor Relations or calling (206) 626-8178, or by writing Anchor at 601 Woodland Square Loop SE, Lacey, WA 98503, Attention: Corporate Secretary or calling (360) 537-1388.

Participants in the Transaction

The Company, Anchor, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Anchor shareholders in favor of the approval of the Merger with Anchor. Information about the directors and executive officers of the Company and their ownership of Company stock is included in the proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on December 9, 2016. Information about the directors and executive officers of Anchor and their ownership of Anchor stock is set forth in the proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on September 9, 2016, and also will be included in the proxy statement/prospectus for the Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

October 18, 2017	WASHINGTON FEDERAL, INC.

	By:	/s/ VINCENT L. BEATTY
Vincent L. Beatty
Senior Vice President and Chief Financial Officer

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